UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

HERBERT DEMEL APPOINTED CEO OF FIAT AUTO
SIGNATURES

HERBERT DEMEL APPOINTED CEO OF FIAT AUTO

Herbert Demel has today been appointed Chief Executive Officer of Fiat Auto, effective November 15, 2003.

Fiat thanks Giancarlo Boschetti, who will leave the Group on the same date, for the intense work he performed in almost forty years of activity at top management levels, and expresses its best wishes for his future.

Since the end of 2002, Mr. Demel has been President and Chief Executive Officer of Magna Steyr, a leading company in automotive engineering, two- and four-wheel-drive transmissions and in the development and assembling of automobiles for third parties.

Demel, born in Vienna 50 years ago, has a degree in mechanical engineering and vast professional experience in the automotive sector at an international level.

From 1984 to 1990 he was responsible for the development of ABS applications and quality control at Robert Bosch.

He has spent twelve years of his career with the Volkswagen-Audi Group: from 1990 on he was Head of Product Development at Audi, and from 1994 to 1997 he was Chief Executive Officer of this company.

In 1997 he took over the post of Chief Executive Officer of Volkswagen do Brasil, a position he held until the end of 2002.

Mr. Demel’s appointment is part of the Group’s strategy to renew its managerial structure by ensuring that the wealth of talent available within the Group be complemented by new professional skills.

Turin, October 8, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney